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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69693

FEB 2017

Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MUFG Securities (Canada), Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas – 6th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Mansfield (212) 405-7311
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B.S.

MUFG SECURITIES (CANADA), LTD.
(A wholly-owned subsidiary of MUFG Securities Americas Inc.)

TABLE OF CONTENTS

AFFIRMATION

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MUFG Securities (Canada), Ltd. (a wholly-owned subsidiary of MUFG Securities Americas Inc.) as of and for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Mr. William R. Mansfield	February 23, 2017 Date

Chief Executive Officer
Title

Subscribed and sworn to before me on
this 23rd day of February 2017

Notary Public

ELIZABETH E WEISSMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WE6020583
Qualified in Westchester County
My Commission Expires March 01, 2019

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MUFG Securities (Canada), Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MUFG Securities (Canada), Ltd. (the "Company"), a wholly-owned subsidiary of MUFG Securities Americas Inc., as of December 31, 2016, and the related statements of comprehensive loss, cash flows and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MUFG Securities (Canada), Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the accompanying financial statements include significant transactions with affiliates and portions of certain expenses represent allocations made from affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

The supplemental schedules g, h, i and j listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2017

MUFG SECURITIES (CANADA), LTD.
(A wholly-owned subsidiary of MUFG Securities Americas Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In thousands of U.S. dollars, except share data or unless otherwise noted)

ASSETS:		
Cash and cash equivalents	$	7,151
TOTAL ASSETS	$	7,151
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payables to affiliates		316
Accrued expenses and other liabilities		220
Total liabilities		536
STOCKHOLDER'S EQUITY:		
Common stock, no par value and additional paid-in-capital;		
40 shares issued and outstanding (250,000 Canadian dollars per share)		7,714
Accumulated loss		(818)
Acccumulated other comprehensive loss		(281)
Total stockholder's equity		6,615
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,151

See notes to financial statements.

MUFG SECURITIES (CANADA), LTD.
(A wholly-owned subsidiary of MUFG Securities Americas Inc.)

STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands of U.S. dollars)

REVENUES:		
Investment banking	$	406
Interest income		1
Principal transactions, net		(354)
Total revenues		53
EXPENSES:		
Brokerage and clearing fees		166
Market data and systems maintenance		92
Professional fees		507
Regulatory fees		81
Other		3
Total expenses		849
LOSS BEFORE PROVISION FOR INCOME TAXES		(796)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(796)
Other comprehensive loss		(252)
COMPREHENSIVE LOSS	$	(1,048)

See notes to financial statements.

MUFG SECURITIES (CANADA), LTD.
(A wholly-owned subsidiary of MUFG Securities Americas Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(796)
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred income taxes		6
Other operating adjustments		(2)
(Increase) / Decrease in operating assets:		
Other assets		1
Increase / (Decrease) in operating liabilities:		
Payables to affiliates		294
Accrued expenses and other liabilities		222
NET CASH USED IN OPERATING ACTIVITIES		(275)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		6,961
NET CASH PROVIDED BY FINANCING ACTIVITIES		6,961
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(252)
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,434
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2015		717
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2016	$	7,151

See notes to financial statements.

MUFG SECURITIES (CANADA), LTD.
(A wholly-owned subsidiary of MUFG Securities Americas Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands of U.S. dollars, except share data)

	Common Stock				
	Shares	Amount	Accumulated Loss	Accumulated Other Comprehensive Loss	Stockholder's Equity
BALANCE, DECEMBER 31, 2015	4	$ 753	$ (22)	$ (29)	$ 702
Issuance of Common Stock	36	6,961			6,961
Net loss			(796)		(796)
Other comprehensive loss				(252)	(252)
BALANCE, DECEMBER 31, 2016	40	$ 7,714	$ (818)	$ (281)	$ 6,615

See notes to financial statements.

1. ORGANIZATION AND BUSINESS ACTIVITIES

MUFG Securities (Canada), Ltd. (the "Company") is a wholly-owned subsidiary of MUFG Securities Americas Inc., ("MUSA"), formerly known as Mitsubishi UFJ Securities (USA), Inc. The Company participates in debt and equity underwritings in the Canadian marketplace. The Company's functional currency is the Canadian dollar ("CAD"). These financial statements are presented in U.S. dollars ("$"; "USD"). The Company carries no margin accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934.

The Company is a registered broker-dealer, and is a dual-member of the Financial Industry Regulatory Authority ("FINRA") and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization, and is subject to the rules and regulations of both.

MUSA is a registered broker-dealer incorporated in the United States and is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. MUAH is a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") and BTMU's ultimate parent company and controlling party, Mitsubishi UFJ Financial Group, Inc. ("MUFG"), incorporated in Japan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include taxes. Although estimates are based on the best available information, actual results could be materially different.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2016, Cash and cash equivalents consisted solely of cash.

Investment banking – Investment banking includes fees earned from debt and equity underwriting. The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date, when the deal is launched into the primary market. Underwriting revenues are recorded net of related syndicate expenses.

Investment banking fees receivable is reported in Receivables from Broker, dealers and clearing organizations on the Statement of Financial Condition.

The Company pays referral fees to certain affiliates for debt and equity capital market related services. These fees are recorded on the same date as investment banking income, and are reported in Brokerage and clearing fees in the Statement of Comprehensive Loss.

Principal Transactions – Principal transactions represent trading gains and losses arising in connection with the Company's underwriting activities. In the event that a public offering is undersubscribed, the Company becomes the owner of a share of the debt and equity securities not sold during the offering. The Company sells these securities in the secondary market, and gains and losses realized on these sales are recorded on trade date in Principal transactions, net in the Statement of Comprehensive Income.

Income taxes – In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. For the year ended December 31, 2016, the Company recorded a valuation allowance for the entirety of its deferred tax asset.

Foreign exchange – Assets and liabilities denominated in non-CAD currencies are revalued into CAD equivalents using spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in non-CAD currencies are recorded in CAD equivalents using the effective spot foreign exchange rate at the date of the transaction. For the purpose of preparing the financial statements, the Company translates the Company's balances into USD in accordance with the rules prescribed in ASC 830 *Foreign Currency Matters*. All gains or losses resulting from the translation of CAD to USD are recorded as Other Comprehensive Loss/Gain in the Statement of Comprehensive Income.

3. RECENT ACCOUNTING DEVELOPMENTS

In May 2014, the FASB issued Accounting Standards Updates ("ASU") 2014-09, *Revenue from Contracts with Customers*, which clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"), as well as creates the new FASB ASC 606, *Revenue from Contracts with Customers*. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers- Deferral of the Effective Date,* which defers implementation of the revenue standard by one year and permits early adoption on a limited basis. For public business entities, the standard is effective for annual reporting periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers – Principal Versus Agent Considerations,* which clarifies certain principal-versus-agent considerations specific to reporting revenue gross versus net. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers – Identifying Performance Obligations and Licensing,* which provides clarification on an entity's identification of certain performance obligations and on licensing. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers – Narrow-Scope Improvements and Practical Expedients,* which clarifies guidance on assessing collectability to support the existence of a contract, clarifies how to account for noncash consideration at the inception and throughout the contract, establishes a practical expedient for the presentation of sales taxes on a net basis in revenue and a practical expedient to address contract modifications upon transition. The Company does not believe the adoption of these ASUs will have a material impact on its financial statements.

4. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 31, 2016, consisted of the following:

(in 000's)			
Referral fees		$	115
Professional fees			105
	Total	$	220

5. RELATED PARTY ACTIVITIES

In the normal course of business, the Company engages in transactions with affiliates. MUSA provides accounting and other administrative services to the Company and charges a fee pursuant to a Service Level Agreement, which is recorded in Payable to affiliates and Professional fees on the Statement of Financial Condition and the Statement of Comprehensive Loss, respectively. In addition, MUSA pays certain expenses on behalf of the Company, and recharges the Company accordingly. These payables are recorded in Payable to affiliates on the Statement of Financial Condition.

The Company pays referrals to its affiliates for certain capital market transactions. These referral fees are recorded in Payable to affiliates and Brokerage and clearing fees on the Statement of Financial Condition and the Statement of Comprehensive Loss, respectively.

The following table summarizes the Company's related party balances and transactions on the Statement of Financial Condition and the Statement of Comprehensive Loss as at and for the year ended December 31, 2016:

(in 000's)		
Liabilities:		
Payable to affiliates	$	316
Expenses:		
Brokerage and clearing fees	$	51
Professional fees		282

6. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company made certain estimates with respect to the computation of its income tax provision. The Company recorded a valuation adjustment of $0.2 million against the entirety of its deferred tax asset, resulting in $0 income tax expense recognized for the year ended December 31, 2016. The Company had no uncertain tax positions for the year ended December 31, 2016.

7. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors if necessary. In 2016, there were no such contracts entered into or outstanding.

Credit Risk - Risk mainly arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's financial statements. The Company is engaged in underwriting activities with counterparties primarily in the financial services industry. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the creditworthiness of counterparties.

Operational Risk - Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form, exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2016.

The Company has not entered into any commitments as of December 31, 2016.

9. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is required to maintain net capital, as defined, at the greater of $100,000 or 6-2/3% of aggregate indebtedness under the Securities Exchange Act of 1934. At December 31, 2016, the Company had net capital of $6.2 million, which was $6.1 million in excess of its $0.1 million requirement.

The Company carries no margin accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934.

10. SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2016 through February 23, 2017, the date on which the financial statements are available to be issued. The Company has no material subsequent events to note.

*****

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016
(In thousands of U.S. dollars)

NET CAPITAL		
Stockholder's equity	$	6,615
Total capital		6,615
OTHER DEDUCTIONS AND CHARGES:		
Foreign currency charge		412
NET CAPITAL	$	6,203
MINIMUM NET CAPITAL REQUIREMENT (Greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	6,103

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2016 FOCUS report amended on February 17, 2017.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The Company does not perform computation for determination of reserve requirements for broker dealers pursuant to Rule 15c3-3under the Securities Exchange Act of 1934.

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2016 FOCUS report amended on February 17, 2017.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The Company does not disclose information relating to possession or control requirements for brokers and dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2016 FOCUS report amended on February 17, 2017.

A RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 AND THE COMPUTATION FOR DETERMINATION OF REVERSE.REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2016

The Company does not disclose a reconciliation, including appropriate explanations, of the computation of Net Capital pursuant to Rule 15c3-1 an d the computation for determination of reserve requirements under Rule 15c3-3.

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2016 FOCUS report amended on February 17, 2017.

MUFG Securities (Canada), Ltd.
1221 Avenue of the Americas, 6th Floor
New York, NY 10020-1001
T: +1-212-405-7000

MUFG Securities (Canada), Ltd.'s Exemption Report

MUFG Securities (Canada), Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*, effective for the period beginning after June 10, 2016 through the most recent period ended December 31, 2016.

MUFG Securities (Canada), Ltd.

I, William R. Mansfield, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 23, 2017

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MUFG Securities (Canada), Ltd.
1221 Avenue of the Americas
New York, NY 10020-1104

We have reviewed management's statements, included in the accompanying Exemption Report in which MUFG Securities (Canada), Ltd. (the "Company"), a wholly-owned subsidiary of MUFG Securities Americas Inc., identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 11 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 23, 2017